UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Phone1Globalwide Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   719208 10 0
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                                 (CUSIP Number)


                                  Oliverio Lew
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 30, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

                                  SCHEDULE 13D
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CUSIP No.                719208100                             Page 2 of 7 Pages
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                   NAME OF REPORTING PERSONS  GNB Sudameris Bank,
                   S.A.
                   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                   PERSONS

    1
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                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                   GROUP

    2                    (a) [_]  (b): x
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                   SEC USE ONLY
    3

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                   SOURCE OF FUNDS                                        PF
    4

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                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(D) OR 2(E) [_]
    5
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                   CITIZENSHIP OR PLACE OF ORGANIZATION
                         Republic of Panama
    6
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NUMBER OF                       SOLE VOTING POWER                38,352,714
SHARES
BENEFICIALLY         7
OWNED BY           -------------------------------------------------------------
EACH                            SHARED VOTING POWER                     -0-
REPORTING            8
PERSON WITH        -------------------------------------------------------------
                                SOLE DISPOSITIVE POWER           38,352,714
                     9
                   -------------------------------------------------------------
                                SHARED DISPOSITIVE POWER                -0-
                    10
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                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON                                38,352,714
   11
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                               [_]
   12
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                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  26.49%
   13
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                   TYPE OF REPORTING PERSON                BK
   14
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


                                  SCHEDULE 13D
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CUSI                     719208100                             Page 3 of 7 Pages
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    1       NAME OF REPORTING PERSONS Metro Marketing Co., Limited (1)
            Metro Marketing, Limited

            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (a) [_]   (b):  x

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS                                        AF

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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E) [_]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION  Isle of Man

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                7     SOLE VOTING POWER                              -0-

                ----------------------------------------------------------------
                8     SHARED VOTING POWER                            -0-(1)
  NUMBER OF
   SHARES       ----------------------------------------------------------------
BENEFICIALLY    9     SOLE DISPOSITIVE POWER                         -0-
  OWNED BY
    EACH        ----------------------------------------------------------------
  REPORTING      10     SHARED DISPOSITIVE POWER                     -0- (1)
PERSON WITH
--------------------------------------------------------------------------------

   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING  PERSON  -0- (1)
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES        [_]

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   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0%
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   14       TYPE OF REPORTING PERSON              CO

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(1) Metro Marketing Co., Limited owns all of the outstanding capital stock of
GNB Sudameris Bank, S.A.

                                                               Page 4 of 7 Pages

Item 1. Security and Issuer

This statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 ("Common Stock") of Phone1Globalwide, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 North Biscayne Boulevard, Suite 2500, Miami, Florida 33132.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed on a joint basis pursuant to Rule 13d-1(k) by GNB Sudameris Bank, S.A. ("GNB Sudameris"), Metro Marketing Co., Limited ("Metro" and together with GNB Sudameris, the "Reporting Person").

GNB Sudameris is a banking corporation organized under the laws of the Republic of Panama, having its principal offices at Torre Banco Continental, 30th Floor, Panama City, Republic of Panama. Metro is a corporation organized under the laws of the Isle of Man and has its principal offices at 5 Market Place, Peel, Isle of Man 1M5 1AB. Metro owns all of the outstanding securities of GNB Sudameris. Metro is in turn wholly-owned by Rothschild Trust Guernsey Limited as trustee of the Pitrizza Trust (the "Trust"). The principal business address of the Trust is P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GY1 6AX, Channel Islands. None of the beneficiaries of the Trust have voting control over the shares of the Issuer held by GNB Sudameris.

(d)-(e) During the last five years, neither GNB Sudameris nor Metro has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

GNB Sudameris purchased with its personal funds 38,352,714 shares of Common Stock (the "Shares") pursuant to that certain Stock Purchase Agreement dated as of September 30, 2004 by and between GNB Sudameris and Hispanic Telecommunications Holding S.A. ("HTH") (the "Purchase Agreement"). Pursuant to the Purchase Agreement, GNB Sudameris paid HTH $26,846,899.80 for the Shares.

Item 4. Purpose of Transaction

GNB Sudameris entered into the Purchase Agreement to purchase the Shares with the purpose of acquiring an equity interest in the Issuer. In the Purchase Agreement, GNB Sudameris

                                                               Page 5 of 7 Pages

warrants, among other things, that it is entering into the Purchase Agreement for investment purposes only, not with a view to, or for, resale or distribution of the Shares.

(a) The Reporting Person is not aware of any plans or proposals that relate to or would result in the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

(b) The Reporting Person is not aware of any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

(c) The Reporting Person is not aware of any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

(d) The Reporting Person is not aware of any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
Section 13 of the Investment Company Act of 1940.

(e) The Reporting Person is not aware of any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

(f) The Reporting Person is not aware of any other material changes in the Issuer's business or corporate structure.

(g) The Reporting Person is not aware of any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

(h) The Reporting Person is not aware of any plans or proposals that relate to or would result in the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person is not aware of any plans or proposals that relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person is not aware of any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

                                                               Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) GNB Sudameris beneficially owns 38,352,714 shares of Common Stock. Based on the Issuer's Quarterly Report on Form 10-QSB for the period ended June 30, 2004 (the "Report"), the Issuer has 144,778,423 shares of Common Stock outstanding. GNB Sudameris, therefore, is the beneficial owner of 26.49% of the Issuer's outstanding Common Stock.

(b) GNB Sudameris will have the sole power to vote and dispose of the Shares.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Trust is the sole shareholder of HTH, and as such, may also be deemed for securities law purposes to beneficially own 61,061,947 shares of Common Stock of the Issuer held by HTH (the "HTH Shares"). Additionally, the Trust indirectly owns all of the shares of capital stock of GNB Sudameris. As such, the Trust may also be deemed for securities law purposes to beneficially own the Shares. Taking into account the Shares and the HTH Shares, the Trust remains the beneficial owner of 99,414,661 shares of Common Stock of the Issuer. Based on the Report, the Trust is the beneficial owner of 68.7% of the outstanding Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

99.1 Stock Purchase Agreement dated September 30, 2004 between GNB Sudameris Bank, S.A. and Hispanic Telecommunications Holding S.A.

                                                               Page 7 of 7 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 12, 2004              GNB SUDAMERIS BANK, S.A.


                                    By: /s/ Camilo Verastegui
                                        ----------------------------------------
                                    Name:  Camilo Verastegui
                                    Title: General Manager


                                    METRO MARKETING CO. LIMITED


                                    By: /s/ TS Howarth
                                        ----------------------------------------
                                    Name:  TS Howarth
                                    Title: Director